March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vine Energy Inc.

Registration Statement on Form S-1

File No. 333-253366

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Vine Energy Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 17, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 3,700 copies of the Preliminary Prospectus dated March 9, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC
as Representatives of the Several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Jackson
	Name:	James Jackson
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Pickard
	Name:	Ryan Pickard
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jonathon Glueck
	Name:	Jonathon Glueck
	Title:	Executive Director

SIGNATURE PAGE TO

ACCELERATION REQUEST